Filed Pursuant to Rule 253(g)(2)

File No. 024-12289

SUPPLEMENT NO. 5 DATED AUGUST 20, 2024

MASTERWORKS VAULT 3, LLC

This Supplement No. 5 dated August 20, 2024 (this “Supplement”), supplements, and should be read in conjunction with, the offering circulars of Masterworks Vault 3, LLC (as amended and supplemented, each, an “Offering Circular” and, together, the “Offering Circulars”), originally filed on June 27, 2023, as amended by Post-Qualification Amendment No. 1 filed on August 4, 2023, Post-Qualification Amendment No. 2 filed on September 13, 2023, Post-Qualification Amendment No. 3 filed on September 25, 2023, Post-Qualification Amendment No. 4 filed on October 23, 2023, Post-Qualification Amendment No. 5 filed on January 8, 2024, Post-Qualification Amendment No. 6 filed on January 23, 2024, Post-Qualification Amendment No. 7 filed on March 6, 2024, Post-Qualification Amendment No. 8 filed on March 19, 2024, Post-Qualification Amendment No. 9 filed on April 2, 2024, Post-Qualification Amendment No. 10 filed on April 22, 2024, Post-Qualification Amendment No. 11 filed on May 28, 2024 and Post-Qualification Amendment No. 12 filed on July 10, 2024. This Supplement should be read in conjunction with the Offering Circulars (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement, capitalized terms used in this Supplement shall have the same meaning as set forth in the Offering Circulars. Except as set forth in this Supplement, the Offering Circulars remain unchanged.

The purpose of this Supplement is to disclose certain changes to the Offering Circulars relating to the Artwork and Artist Metrics. Particularly, the Masterworks public sale database has been updated as of June 30, 2024. Accordingly, the Sharpe Ratio, Record Price Appreciation, Median Repeat Sale Pair Appreciation and Artist Market Profile for each relevant artist listed in the “Description of Business - Artist Metrics” section of the Offering Circulars has been updated, as applicable, as shown below.

“Sharpe Ratio”

Artist	Sharpe Ratio
Hernan Bas	N/A
Mark Bradford	N/A
Cecily Brown	1.26
George Condo	0.70
Lynne Mapp Drexler	N/A
Helen Frankenthaler	1.61
Sam Gilliam	0.99
Yayoi Kusama	1.19
Gerhard Richter	0.70
Bridget Riley	0.95
Park Seo-Bo	N/A

Record Price Appreciation

Artist	Compound Annual Growth Rate (“CAGR”)	First Record Price	First Record Price Date	Last Record Price	Last Record Price Date
Hernan Bas	20.3%	$75,000	May 11, 2006	$2,151,003	June 30, 2024
Mark Bradford	25.4%	$270,000	May 15, 2008	$10,410,000	June 30, 2024
Cecily Brown	20.2%	$75,000	November 13, 2000	$5,800,000	June 30, 2024
George Condo	22.5%	$2,500	May 6, 1986	$5,805,900	June 30, 2024
Lynne Mapp Drexler	57.5%	$50	April 19, 2002	$1,200,000	June 30, 2024
Helen Frankenthaler	12.5%	$60,000	May 9, 1984	$6,700,000	June 30, 2024
Sam Gilliam	26.3%	$2,900	December 14, 1996	$1,800,000	June 30, 2024
Yayoi Kusama	23.8%	$10,000	October 9, 1992	$8,800,000	June 30, 2024
Gerhard Richter	24.0%	$7,386	June 26, 1984	$41,142,600	June 30, 2024
Bridget Riley	21.6%	$2,462	June 25, 1985	$5,103,400	June 30, 2024
Park Seo-Bo	36.8%	$7,000	March 28, 2006	$2,141,091	June 30, 2024

Median Repeat Sale Pair Appreciation

Artist	Median Repeat Sale Pair Appreciation Rate	Number of Repeat Sales	First Repeat Sale Pair Date	Last Repeat Sale Pair Date
Hernan Bas	N/A	N/A	N/A	N/A
Mark Bradford	N/A	N/A	N/A	N/A
Cecily Brown	17.9%	33	November 14, 2000	May 17, 2024
George Condo	15.4%	96	May 8, 1996	June 27, 2024
Lynne Mapp Drexler	N/A	N/A	N/A	N/A
Helen Frankenthaler	15.0%	27	November 21, 1996	May 17, 2024
Sam Gilliam	18.4%	17	September 21, 2003	March 7, 2024
Yayoi Kusama	21.9%	173	March 11, 1998	June 1, 2024
Gerhard Richter	11.3%	143	June 27, 1996	June 27, 2024
Bridget Riley	15.0%	24	December 12, 1997	May 28, 2024
Park Seo-Bo	N/A	N/A	N/A	N/A

Artist Market Profiles

Artist	Artist Market Profiles
Hernan Bas	Emerging
Mark Bradford	Established
Cecily Brown	Established
George Condo	Established
Lynne Mapp Drexler	Emerging
Helen Frankenthaler	Established
Sam Gilliam	Emerging
Yayoi Kusama	Mature
Gerhard Richter	Mature
Bridget Riley	Established
Park Seo-Bo	Established